Exhibit 99.3

Media release

Rio Tinto increases donation to Australian Red Cross for bushfire relief and recovery efforts

3 January 2020

Rio Tinto has donated a further A$750,000 to the Red Cross’ disaster relief and recovery efforts that are supporting people affected by Australia’s bushfire crisis. It adds to the A$250,000 Rio Tinto donated to the Red Cross in November, bringing the company’s total donation to A$1 million.
The funds will be used to help Red Cross emergency service teams provide vital support to impacted communities including:
•safe places to take shelter;
•psychological first aid to reduce trauma;
•information and practical assistance through the time it can take to recover; and
•longer-term recovery programmes in affected communities.
Since November 2019, hundreds of Red Cross emergency personnel – mostly volunteers – have manned relief and evacuation centres in bushfire impacted communities around the country.
Rio Tinto is also providing employees involved in current volunteer firefighting efforts with full leave entitlements.
Rio Tinto chief executive J-S Jacques said “With the escalation in the bushfire crisis, which has caused devastation for many Australians, we have increased our donation to A$1 million to support the Red Cross in its tireless work caring for affected communities.
“We are also ensuring any of our employees involved in firefighting and relief efforts are supported throughout this period with full leave entitlements.
“Beyond these steps announced today, we will continue to explore ways to help impacted communities in this time of need.”

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